As filed with the Securities and Exchange Commission on October 11, 2007

Registration No.: 333-145882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FRESCA WORLDWIDE TRADING CORPORATION
(Name of small business issuer in its charter)

NEVADA	6199	42-1689315
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

7337 Oswego Road
Liverpool, New York 13090
(315) 703-9014
(Address and telephone number of principal executive offices)

Margaret A. Burton
c/o Fresca Worldwide Trading Corporation
7337 Oswego Road
Liverpool, New York 13090
(315) 703-9014
(Name, address and telephone number of agent for service)

With Copies to:

The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
www.SourlisLaw.com
(732) 530-9007
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public:	As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value	120,000	$0.25	$30,000	$1.00
Total Registration Fee	120,000	—	—	$1.00

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended, there are also being registered an indeterminate number of additional shares of common stock as may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Pursuant to Rule 415 of the Securities Act of 1933, as amended, these securities are being offered by the Selling Securities named herein on a delayed or continuous basis.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 11, 2007

The information in this prospectus is not complete and may be changed. Our Selling Stockholders may not sell these securities until the Registration Statement filed with the United States Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

120,000 Shares of Common Stock

FRESCA WORLDWIDE TRADING CORPORATION

This prospectus relates to the resale by the Selling Stockholders of up to 120,000 shares of our common stock. The Selling Stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The Selling Stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

We have set an offering price for these securities of $0.25 per share of common stock offered through this prospectus. We are registering the shares on behalf of the Selling Stockholders. We will not receive any proceeds from this offering.

Our common stock is presently not traded or quoted on any market or securities exchange. The sales price to the public is fixed at $0.25 per share until such time as our common stock is quoted on the Over-The-Counter (OTC) Bulletin Board or other exchange or quotation system. Although we intend to request a registered broker-dealer apply to have of our common stock quoted on the OTC Bulletin Board, public trading of our common stock may never materialize or even if materialized, be sustained. If our common stock is quoted on the on the OTC Bulletin Board, then the sale price to the public will vary according to prevailing market prices or privately negotiated prices by the Selling Stockholders.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 10.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this preliminary prospectus is ______ ___, 2007.

PROSPECTUS

FRESCA WORLDWIDE TRADING CORPORAITON
120,000 SHARES COMMON STOCK

Until ninety days after the date this registration statement is declared effective, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

The following summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision to purchase our Common Stock.

Our Company

Incorporated Nevada on December 29, 2003, as of June 30, 2007, we own and/or manage a total of 11 privately owned Automated Teller Machines, or ATM’s, in Onondaga County in upstate New York. Ten of our 11 ATM’s are currently located various merchants in Onondaga County in upstate New York and one is stored in our warehouse.

On February 10, 2006, the Company entered into an asset purchase agreement with Cobalt Blue, LLC, a New York limited liability company, for the purchase of its ATM assets for a purchase price of $10,000. Cobalt Blue, LLC is a privately held company and has been in existence since 2003. Prior to acquisition, the Company had no operations and nominal assets. Financial information pertaining to our company prior to the acquisition pertains to Cobalt Blue’s ATM’s business.

ATM’s

Our ATM’s are situated at retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals.
We deploy and operate ATM’s primarily under the following two programs:

•
Full placement program. Under a full placement arrangement, we own the ATM and are responsible for controlling substantially all aspects of its operation including maintenance, cash management and loading, supplies, signage and telecommunications services. We may pay site owners a commission based on a percentage of sales. We are generally responsible for almost all of the expenses related to the operation of the ATM with the exception of power and, on occasion, telecommunications. We typically use this program for major national and regional merchants.

•
Merchant-owned program. Under a merchant-owned arrangement, the merchant (or, for a merchant using lease financing, its lease finance provider) typically buys the ATM through us and the merchant is responsible for most of the operating expenses such as maintenance, cash management and loading, and supplies. We typically provide all transaction processing services, and the merchants use our maintenance services from time to time. Our rental program is similar to our merchant-owned program, except that the merchant rents the ATM from us rather than purchasing it, and we provide the maintenance and supplies for the machine.

Most of our new ATM’s feature advanced functionality, diagnostics and ease of use including color displays, personal computer-based operating systems, thermal printing, dial-up and remote monitoring capabilities, and upgrade and capacity-expansion capability. All machines can perform basic cash dispensing and balance inquiry transactions, transmit on-screen marketing, dispense coupons and conduct marketing surveys. Most of our equipment is modular in design, which allows us to be flexible and accommodating to the needs of our clients as technology advances.

We upgrade our ATM machines in compliance with ATM technology. All ATM machines we operate are upgraded with triple DES encryption, which is compliant with the ATM industry regulations. This upgrade reduces the number and frequency of service calls due to outages and other ATM-related problems and, in turn, reduces the cost of maintaining each ATM machine. The ATM’s are also equipped with “smart technology” that allows us to determine on a preset time basis the operational status of the ATM. It informs us which vault cash is low, the number of times the ATM has been used, as well as other helpful information that helps us provide better service to our ATM using public.

Our revenues are principally derived from two types of fees, which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network.

We receive interchange fees for transactions on ATM’s that we own, but sometimes we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the interchange fee for transactions on ATM’s owned by third party vendors included within our network, but we rebate all or a portion of each fee to the third party vendor based upon negotiations between us. The interchange fees received by us vary from network to network and to some extent from issuer to issuer, but generally range from $0.15 to $0.55 per cash withdrawal. Interchange fees for balance inquiries, account transfers and denied transactions are generally substantially less than fees for cash withdrawals. The interchange fees received by us from the card issuer are independent of the service fees charged by the card issuer to the cardholder in connection with ATM transactions. Service fees charged by card issuers to cardholders in connection with transactions through our network range from zero to as much as $2.50 per transaction. We do not receive any portion of these service fees.

We impose a surcharge fee for cash withdrawals. Surcharge fees are a substantial additional source of revenue for us and other ATM network operators. The surcharge fee for ATM’s in our network ranges between $1.50 and $4.00 per withdrawal. The surcharge fee for other ATM’s in our network ranges between $1.50 and $4.00 per withdrawal. We receive the full surcharge fee for cash withdrawal transactions on ATM’s that we own, but often we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the full surcharge fee for cash withdrawal transactions on ATM’s owned by third party vendors included within our network, but we rebate all or a portion of each fee to the third party vendor based upon a variety of factors, including transaction volume and the party responsible for supplying vault cash to the ATM and only record earned revenue based upon our contracts with the third party vendors.

In addition to revenues derived from interchange and surcharge fees, we also derive revenues from providing network management services to third parties owning ATM’s included in our ATM network. These services include 24 hour transaction processing, monitoring and notification of ATM status and cash condition, notification of ATM service interruptions, in some cases dispatch of field service personnel for necessary service calls and cash settlement and reporting services. The fees for these services are paid by the owners of the ATM’s.

Summary Financial Information

The table below summarizes:

•	our unaudited balance sheet at June 30, 2007;

•	our audited balance sheet at December 31, 2006 and the audited balance sheet of Cobalt Blue, LLC at December 31, 2005;

•	our unaudited statement of operations for three and six month periods ended June 30, 2007, compared to the same periods ended June 30, 2006; and

•	our audited statement of operations for the fiscal year ended December 31, 2006, compared to the audited statement of operations of Cobalt Blue, LLC for the fiscal year ended December 31, 2005.

	As of June 30,	As of December 31,
	2007	2006	2005
	(Unaudited)	(Audited)	(Audited)
Balance Sheet:
Cash	$32,921	$20,761	$466,212
Total Assets	$39,640	$30,548	$665,083
Total Liabilities	$2,694	$4,268	$101,809
Total Stockholders’ Equity	$36,946	$26,280	$563,274

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		For the Fiscal Year Ended December 31,
	2007	2006	2007	2006	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Statement of Operations:
Revenue	$4,706	$13.843	$8,540	$21,678	$47,056	$56,428
Cost of Sales	$1,663	$5,045	$1,913	$7,514	$17,659	$16,534
Net Income (Loss)	$(14,631)	$4,617	$(19,334)	$11,011	$7,280	$27,155
Net (Loss) Per Share of Common Stock	$(0.01)	$0.00	$(0.01)	$0.00	$(72.80)	$(0.01)

Executive Offices

Our principal executive offices are located at 7337 Oswego Road, Liverpool, New York 13090 and our telephone number is (315) 703-9014.

THE OFFERING

The Issuer:	Fresca Worldwide Trading Corporation

Selling Security Holders:
The Selling Stockholders named in this prospectus are existing stockholders of our company who purchased shares of our common stock from us in the private placement transactions consummated on June 29, 2007. The issuance of the shares by us to the Selling Stockholders was exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. See “Selling Security Holders.”

Securities Being Offered:	Up to 120,000 shares of our common stock, par value $0.001 per share.

Offering Price:
The offering price of the common stock is $0.25 per share. We intend to request a registered broker-dealer to apply to have our common stock quoted on the OTC Bulletin Board upon our becoming a reporting entity under the Securities Exchange Act of 1934, as amended, or the Exchange Act. If our common stock is quoted on the OTC Bulletin Board and a market for our common stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Stockholders. The offering price would thus be determined by market factors and the independent decisions of the Selling Stockholders.

Minimum Number of Shares To Be Sold in This Offering:	None

Capitalization:
Common Stock, par value $0.001 per share:

•    100,000,000 authorized

•    2,120,000 issued and outstanding as of October 11, 2007

Preferred Stock, par value $0.001 per share:

•    10,000,000 authorized

•    0 issued and outstanding as of October 11, 2007

Common Stock Outstanding Before and After the Offering:
2,120,000 shares of our common stock are issued and outstanding as of the date of this prospectus and will continue to be issued and outstanding upon the completion of this offering. All of the common stock to be sold under this prospectus will be sold by existing stockholders. See “Selling Security Holders.”

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the Selling Stockholders. All of the proceeds of the offering will go to the Selling Stockholders.

Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

Risks Relating to Our Company

We have a limited operating history which may not be an indicator of our future results.

As a result of our limited operating history, our plan for rapid growth, and the increasingly competitive nature of the markets in which we operate, the historical financial data is of limited value in evaluating our future revenue and operating expenses. Our planned expense levels will be based in part on expectations concerning future revenue, which is difficult to forecast accurately based on current plans of expansion and growth. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, general and administrative expenses may increase significantly as we expand operations. To the extent that these expenses precede, or are not rapidly followed by, a corresponding increase in revenue, our business, operating results, and financial condition will suffer.

Margaret A. Burton is our only executive officer and director and sole employee. We will need additional employees to implement our business strategy.

Margaret A. Burton is our only executive officer and director and sole employee and only spends 30% of her time on our business. Our success depends upon her continuing and increasing her contributions to our company. If she were to terminate her employment with us or fail to increase her time on our operations necessary to grow our business, our operating results would suffer. Our future success also depends in large part upon our ability to hire and retain additional highly skilled managerial, operational and marketing personnel. Should we be unable to attract and retain skilled personnel, our performance will suffer.

Margaret A. Burton, our sole executive officer and director, also serves as our Principal Financial Officer. Her lack of financial expertise renders her reliant on outside financial advisors, including our independent public auditors.

Margaret A. Burton, our Chief Executive Officer and President and sole director, serves as our Principal Executive Officer and Principal Financial Officer. A Principal Financial Officer’s duties include oversight of the financial condition of a company, including assisting the company’s independent auditors with company’s fiscal year audit and result of operations and preparation of the company’s unaudited financial statements and results of operations for each of the quarters of the company’s fiscal year. Also, a reporting company’s Principal Financial Officer is required to sign the company’s periodic reports as such and attest as the veracity of such company’s disclosure, including, but not limited to the company’s financial statements and internal controls and procedures. Due to Ms. Burton’s lack of financial expertise, especially in the ATM industry, she is reliant on outside financial advisors, including our independent public auditors.

We only have ten ATM’s located a ten regional customers. Our business would suffer if we could not replace a significant amount of customers who stopped using our ATM’s.

We have contracts with a limited number of regional customers. Ten of our 11 ATM’s are located at ten different merchants located in Onondaga County in upstate New York. Our Company would suffer dramatically if a significant number of merchants decided to stop using our ATM’s and we were unable to replace such customers.

The continued growth and acceptance of debit cards as a means of payment could negatively impact our results of operations.

The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment, and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATM’s, and may adversely affect our revenues from surcharge fees. A continued increased in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

Any regulation or elimination of surcharge or interchange fees could have a materially adverse impact on our results of operations.

The imposition of surcharge fees is not currently subject to federal regulation. However, several states in which we currently have no operations have banned companies from imposing such fees, generally as a result of activities of consumer advocacy groups that believe that transaction fees are unfair to users. There have been, however, various state and local efforts in the United States to ban or limit transaction fees. We are not aware of any existing bans or limits on transaction fees applicable to us in any of the jurisdictions in which we currently do business. We cannot guarantee that transaction fees will not be banned or limited in the jurisdictions in the United States in which we operate. Such a ban or limit could materially limit or reduce our ATM revenues.

Our ATM business is subject to government and industry regulations, which we describe below. This regulatory environment is subject to change and various proposals have been made which, if finalized, could affect our ATM operations. Our failure to comply with existing or future laws and regulations pertaining to our ATM business could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines.

Mergers, acquisitions and personnel changes at financial institutions and electronic funds transfer networks and independent sales organizations may adversely affect our business, financial condition and results of operations.

Currently, the banking industry is consolidating, causing the number of financial institutions and ATM networks to decline. This consolidation could cause us to lose:

•	current and potential customers;

•	market share if the combined entity determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' product and services; and

•	revenue if the combined institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

The ATM and electronic transaction processing industries are increasingly competitive, which could adversely impact our results from operations and financial condition.

The ATM business is and can be expected to remain highly competitive. While our principal competition comes from national and regional banks, we also compete with independent ATM companies. All of these competitors offer services similar to or substantially the same as those offered by our company. Most of these competitors are larger, more established and have greater financial and other resources than our company. Such competition could prevent us from obtaining or maintaining desirable locations for our machines or could cause us to reduce our user fees generated by our ATM’s or could cause our profits to decline.

The independent ATM business has become increasingly competitive since entities other than banks have entered the market and relatively few barriers exist to entry. We face intense competition from a number of companies. Further, we expect that competition will intensify as the movement towards increasing consolidation within the financial services industry continues. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

In the market for electronic transaction processing, the principal factors on which we compete are price and service levels. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected.

In addition to our current competitors, we expect substantial competition from established and new companies. We cannot assure you that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

If the computer network and data centers we use were to suffer a significant interruption, our business and customer reputation could be adversely impacted and result in a loss of customers.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of the computer network systems and data centers we use. Any significant interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We may be unable to defend ourselves from claims of intellectual property infringements, which could have a negative impact on our results of operations.

Although we believe that our business operations do not infringe upon third parties’ intellectual property rights, third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of business process patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

Risks Related to Our Common Stock

Currently there is no active market for our common stock.

There is not currently an active trading market for the shares. Following the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to make a market for the Company's shares on the OTC Bulletin Board. However, there can be no assurance that the application will be accepted or that any trading market will ever develop or be maintained on the OTC Bulletin Board, pink sheets or any other recognized trading market or exchange. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement will the Company's shares become eligible to be quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

Our Preferred Stock could be issued to inhibit potential investors or delay or prevent a change of control that may favor you.

Some of the provisions of our certificate of incorporation, our bylaws and Nevada law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. In particular, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock (less any outstanding shares of preferred stock) with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock.

Our common stock is subject to the "Penny Stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FORWARD LOOKING STATEMENTS

When used in this Prospectus, the words or phrases “will likely result,” “we expect,” “will continue,” “anticipate,” “estimate,” “project,” ”outlook,” “could,” “would,” “may,” or similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and uncertainties include, among others, success in reaching target markets for products in a highly competitive market and the ability to attract future customers, the size and timing of additional significant orders and their fulfillment, the success of our business emphasis, the ability to finance and sustain operations, the ability to raise equity capital in the future despite, and the size and timing of additional significant orders and their fulfillment. We have no obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the Selling Stockholders.

DETERMINATION OF OFFERING PRICE

The $0.25 per share offering price of our common stock was determined by based on the $0.25 per share sales price of our common stock in private placement transactions of an aggregate of 120,000 shares consummated on June 29, 2007. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective criteria of value.

We intend to apply to request a broker-dealer apply to have our common stock quoted on the OTC Bulletin Board upon our becoming a reporting entity under the Exchange Act. We intend to file a registration statement under the Exchange Act concurrently with the effectiveness of the registration statement of which this prospectus is a part. If our common stock becomes is quoted on the OTC Bulletin Board and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the Selling Stockholders named in this prospectus. The offering price would thus be determined by market factors and the independent decisions of the Selling Stockholders named in this prospectus.

DILUTION

The common stock to be sold by the Selling Stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders.

SELLING SECURITY HOLDERS

The Selling Stockholders named in this prospectus are offering an aggregate of 120,000 shares of our common stock registered in a registration statement of which this prospectus forms a part. The Selling Stockholders acquired such shares of our common stock in private placement offering consummated on June 29, 2007 and exempt from the registration requirements under Regulation D and Section 4(2) promulgated under the Securities Act. To the best of the Company’s knowledge, none of the Selling Stockholders are a broker-dealer, underwriter or affiliate thereof.

The following table provides as of October 11, 2007, information regarding the beneficial ownership of our common stock held by each of the Selling Stockholders, including, the number of shares of our common stock beneficially owned by each prior to this offering; the total number of shares of our common stock that are to be offered by each Selling Stockholder; the total number of shares that will be beneficially owned by each Selling Stockholder upon completion of the offering; the percentage owned by each upon completion of the offering.

	Beneficial Ownership Before Offering(1)		Number of	Beneficial Ownership After Offering(1)
Name Of Selling Stockholder(1)	Number of Shares	Percent(2)	Shares Being Offered(3)	Number of Shares	Percent(2)
Robert O. Bassi	3,000	*	3,000	0	—
Sarah Beckley	3,000	*	3,000	0	—
Jayne Catricola	3,000	*	3,000	0	—
John A. Catricola	3,000	*	3,000	0	—
Mary J. Catricola	3,000	*	3,000	0	—
Deborah Doyle	3,000	*	3,000	0	—
John P. Emerson	3,000	*	3,000	0	—
Scott Harlander	3,000	*	3,000	0	—
Barbara C. Kruger	3,000	*	3,000	0	—
Thomas R. Kruger	3,000	*	3,000	0	—
Thomas W. Lambertson	3,000	*	3,000	0	—
Anthony E. Lombardo	3,000	*	3,000	0	—
Anthony L.J. Lombardo	3,000	*	3,000	0	—
Corey Lombardo	3,000	*	3,000	0	—
Louis P. Lombardo	3,000	*	3,000	0	—
JoAnn Malec	3,000	*	3,000	0	—
Joseph Martano	3,000	*	3,000	0	—
Philomena Martano	3,000	*	3,000	0	—
Michael M. McAndrew	3,000	*	3,000	0	—
Rebecca McGuinness	3,000	*	3,000	0	—
Beverly A. Munski	3,000	*	3,000	0	—
Dennis Munski	3,000	*	3,000	0	—
John F. Passalaqua	3,000	*	3,000	0	—
Stephanie Passalaqua	3,000	*	3,000	0	—
Colleen M. Penfield	3,000	*	3,000	0	—
Robert W. Penfield	3,000	*	3,000	0	—

	Beneficial Ownership Before Offering(1)		Number of	Beneficial Ownership After Offering(1)
Name Of Selling Stockholder(1)	Number of Shares	Percent(2)	Shares Being Offered(3)	Number of Shares	Percent(2)
Frank Riccuiti	3,000	*	3,000	0	—
Frank Riccuiti, Jr.	3,000	*	3,000	0	—
Scott T. Sayles	3,000	*	3,000	0	—
Margaret L. Sollish	3,000	*	3,000	0	—
Roger E. Tibbetts	3,000	*	3,000	0	—
Teresa Tibbetts	3,000	*	3,000	0	—
Beth A. Torrese	3,000	*	3,000	0	—
John Torrese, Jr.	3,000	*	3,000	0	—
Andrew M. Toth	3,000	*	3,000	0	—
Whitney A. Walter	3,000	*	3,000	0	—
Gregory D. Furlong	3,000	*	3,000	0	—
Patrick D. Furlong, Jr.	3,000	*	3,000	0	—
Linda Nickschinski	3,000	*	3,000	0	—
Milo F. Valenti	3,000,	*	3,000	0	—
Total	120,000	5.66%	120,000	0	—

Notes

*	Represents less than 1%

(1)
The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the Selling Stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

(2)	Applicable percentage of ownership is based on 2,120,000 shares of common stock outstanding. There are no outstanding securities convertible into or exercisable for common stock of the Company.

Family Relationships

Margaret A. Burton is the President of the Company. Mary Passalaqua, a principal stockholder, is the mother of Joseph J. Passalaqua, the mother-in-law of Stephanie Passalaqua and the sister-in-law of John F. Passalaqua. Mary Passalaqua is a former officer and director of the Company. Her son, Joseph J. Passalaqua, is a former officer and director of the Company.

Other than referenced above, none of the Selling Stockholders:

•	has had a material relationship with us other than as a stockholder at any time within the past three years; or

•	has ever been one of our officers and directors.

PLAN OF DISTRIBUTION

This prospectus is part of a registration statement that enables the Selling Stockholders to sell their shares on a continuous or delayed after this registration statement is declared effective by the Securities and Exchange Commission. The Selling Stockholders may sell some or all of their common stock in one or more transactions, including block transactions:

•	In public markets as the common stock may be trading from time to time;

•	In privately negotiated transactions;

•	Through the writing of options on the common stock;

•	In short sales; or

•	In any combination of the aforementioned methods of distributions.

The sales price of the Commons Stock being offered to the public by the Selling Stockholders in this prospectus has been fixed at $0.25 per share until such time as our common stock is quoted on the OTC Bulletin Board or inter-dealer quotation system or exchange. Although we intend to request a registered broker-dealer apply to have our common stock quoted on the OTC Bulletin Board, public trading of our common stock may never materialize or if materialized, be sustained. If our common stock is quoted on the OTC Bulletin Board, then the sales price to the public will vary according to the selling decisions of each Selling Stockholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

•	the market price of our common stock prevailing at the time of sale;

•	a price related to such prevailing market price of our common stock; or

•	such other price as the Selling Stockholders determine from time to time.

The Selling Stockholders named in this prospectus may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions. Any broker or dealer participating in such transactions as agent may receive a commission from the Selling Stockholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The Selling Stockholders are expected to pay the usual and customary brokerage fees for such services.

We can provide no assurance that all or any of the common stock offered will be sold by the Selling Stockholders named in this prospectus.

The estimated costs of this offering are $26,100. We are bearing all costs relating to the registration of the common stock. The Selling Stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The Selling Stockholders named in this prospectus must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. The Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and be required to, among other things:

•	Not engage in any stabilization activities in connection with our common stock;

•	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

•	Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

If an underwriter is selected in connection with this offering, an amendment will be filed to identify the underwriter, disclose the arrangements with the underwriter, and we will file the underwriting agreement as an exhibit to this prospectus.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling shareholders or any other such person. In the event that the selling shareholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling shareholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, if such short sale is deemed to be a stabilizing activity, then the Selling Stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages are as follows:

Name of Director	Age	Position
Margaret A. Burton	43	President, Chief Executive Officer, Secretary and Director

Set forth below is a brief description of the background and business experience of our executive officers and directors:

Margaret A. Burton is a graduate of Trident Charleston Technical and Onondaga Medical Career School and has earned a Teaching Assistant Certification from the New York State Dept. of Education. Ms. Burton was employed as a Teaching Assistant by the Jamesville Dewitt Central School from October 10, 1997 through November of 2000. She was employed as Parent Advocate by the Jamesville-Dewitt School District form September 2002 through June 2005. Since September 2005, she has been employed part-time as a Teaching Assistant with the Jamesville-Dewitt Central School and from September 2006 has been the After-School Program Staff Supervisor for Casey’s Place at the Elmcrest Children’s Center. Ms. Burton has been serving on the Board of Directors and as Secretary since January 2006, and as sole Officer and Director, President, CEO & Secretary since June 27, 2007.

Compensation

Management Compensation

We have not paid any salary, bonus or other compensation to Margaret A. Burton, our sole officer and director, since our inception. We presently have no compensation arrangements with Ms. Burton.

Stock Option Grants

No stock options or stock appreciation rights under any stock incentive plans or otherwise were granted to Ms. Burton since our inception.

Director Compensation

We do not currently pay, nor have we in the past, Ms. Burton, our sole officer and director, any salary or fees for her services. It is our policy to pay director expenses in attending board meetings. During the year ended December 31, 2006, Ms. Burton was not reimbursed for any director expenses.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the Board.

Significant Employees

We have no employees other than Ms. Burton, our sole officer and director. We conduct our business through agreements with consultants and arms-length third parties. Ms. Burton spends approximately 30% of her time on our Company’s business.

Committees of the Board of Directors

Our audit committee presently consists of Ms. Burton, our sole officer and non-independent director. We do not have a compensation committee, nominating committee, an executive committee of our board of directors, stock plan committee or any other committees.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serves in all the above capacities.

Employment Agreements

The Company is not a party to any employment agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock As of October 11, 2007 by (i) each executive officer named under “Executive Compensation,” (ii) each member of our Board of Directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of any class of our common stock, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. Unless otherwise noted, the address for each reporting person below is c/o Fresca Worldwide Trading Corporation located at 7337 Oswego Road, Liverpool, New York 13090 and our telephone number is (315) 903-9014.

Name and Address of Beneficial Holder	Shares of Common Stock	Percentage of Common Stock(1)
Margaret A. Burton — Pres., CEO, Sec’y and Director 6204 Beaver Run Jamesville, NY 13078	950,000	44.81%

Mary Passalaqua 106 Glenwood Drive. S. Liverpool, NY 13090	950,000	44.81%

All Executive Officers and Directors as a Group (without naming them) (1 person)	950,000	44.81%

(1)
Applicable percentage of ownership is based on 2,120,000 shares of common stock issued and outstanding. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

DESCRIPTION OF SECURITIES

General

Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares, par value $0.001 per share, of common stock and 10,000,000 shares, par value $0.001 per share, of preferred stock. As of October 11, 2007, 2,120,000 shares of our common stock were issued and outstanding. Currently there are no shares of preferred stock issued and outstanding.

Common Stock

Pursuant to our bylaws, our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing one-percent (1%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Certificate of Incorporation. Our Certificate of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. See "Dividend Policy.”

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up of our company, the holders of shares of our common stock will be entitled to receive, on a pro rata basis, all assets of our company available for distribution to such holders.

In the event of any merger or consolidation of our company with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), on a pro rata basis.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our Certificate of Incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, in one or more designated series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our Certificate of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including but not limited to the following:

(a)	the rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b)	whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c)	the amount payable upon shares of preferred stock in the event of voluntary or involuntary liquidation;

(d)	sinking fund or other provisions, if any, for the redemption or purchase of shares of preferred stock;

(e)	the terms and conditions on which shares of preferred stock may be converted, if the shares of any series are issued with the privilege of conversion;

(f)
voting powers, if any, provided that if any of the preferred stock or series thereof shall have voting rights, such preferred stock or series shall vote only on a share for share basis with our common stock on any matter, including but not limited to the election of directors, for which such preferred stock or series has such rights; and

(g)
subject to the above, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our board of directors may, at the time so acting, lawfully fix and determine under the laws of the State of Delaware.

In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although there are no shares of preferred stock currently issued and outstanding and we have no present intention to issue any shares of preferred stock, no assurance can be given that it will not do so in the future.

 Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We do not have a stock option plan in place nor are there any outstanding exercisable for shares of our common stock.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

EXPERTS

The Sourlis Law Firm has assisted us in the preparation of this prospectus and registration statement and will provide counsel with respect to other legal matters concerning the registration and offering of the common stock. The Sourlis Law Firm has consented to being named as an expert in the Company’s registration statement, of which this prospectus forms a part. The consent has been filed as an exhibit to the registration statement.

Moore & Associates, Chartered, our independent registered public accounting firm, have audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Moore & Associates has presented its report with respect to our audited financial statements. The report of Moore & Associates is included in reliance upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that we are required to indemnify an officer, director, or former officer or director, to the full extent permitted by Section 78.7502 of the Nevada Revised Statutes 2005, provided that the person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the company. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction.

ORGANIZATION WITHIN LAST FIVE YEARS

See “Certain Relationships and Related Transactions and Corporate Transactions.”

DESCRIPTION OF BUSINESS

General

Fresca Worldwide Trading, Corp., a Nevada corporation (the “Company”) is currently a provider of both privately-owned and company-owned Automatic Teller Machines , or ATM’s, in Onondaga County in upstate New York. The Company receives revenues from the collection of the surcharge revenues and inter-exchange revenues.

Organization and Basis of Presentation

The Company was formed under the laws of the State of Nevada on December 29, 2003. On February 10, 2006, the Company entered into an asset purchase agreement with Cobalt Blue, LLC, a New York limited liability company, for the purchase of its ATM assets for a purchase price of $10,000. Cobalt Blue, LLC is a privately held company and has been in existence since 2003. Prior to acquisition, the Company had no operations and nominal assets. Financial information pertaining to Fresca prior to the acquisition pertains to Cobalt Blue’s ATM’s business.

A self-sustaining integrated set of activities ad assets conducted and managed for the purpose of providing a return to investors (this does not describe a single ATM or a group of ATMs because it requires too much management involvement and external inputs and outputs and the earning process completes via a remote operation).

From our understanding of SFAS 141 we determined that the acquisition was an asset acquisition.

ATM’s

We deploy and operate ATM’s primarily under the following two programs:

•
Full placement program. Under a full placement arrangement, we own the ATM and are responsible for controlling substantially all aspects of its operation including maintenance, cash management and loading, supplies, signage and telecommunications services. We may pay site owners a commission based on a percentage of sales. We are generally responsible for almost all of the expenses related to the operation of the ATM with the exception of power and, on occasion, telecommunications. We typically use this program for major regional merchants.

•
Merchant-owned program. Under a merchant-owned arrangement, the merchant (or, for a merchant using lease financing, its lease finance provider) typically buys the ATM through us and the merchant is responsible for most of the operating expenses such as maintenance, cash management and loading, and supplies. We typically provide all transaction processing services, and the merchants use our maintenance services from time to time. Our rental program is similar to our merchant-owned program, except that the merchant rents the ATM from us rather than purchasing it, and we provide the maintenance and supplies for the machine.

Most of our new ATM’s feature advanced functionality, diagnostics and ease of use including color displays, personal computer-based operating systems, thermal printing, dial-up and remote monitoring capabilities, and upgrade and capacity-expansion capability. All machines can perform basic cash dispensing and balance inquiry transactions, transmit on-screen marketing, dispense coupons and conduct marketing surveys. Most of our equipment is modular in design, which allows us to be flexible and accommodating to the needs of our clients as technology advances.

ATM Relationships. We purchase our ATM’s from Triton Systems and to a lesser extent, from Tranax Corporation. We believe that the large quantity of ATM’s we purchase from these manufacturers enables us to receive favorable pricing. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Although we currently purchase a majority of our ATM’s from Triton Systems, we believe that our relationships with Tranax Corporation are good and that we would be able to purchase the ATM’s we require from them if we were no longer able to purchase ATM’s from Triton Systems.

Merchant Customers. We have contracts with a limited number of regional customers. Ten of our 11 ATM’s are located at ten different merchants located in Onondaga County in upstate New York. The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of our full placement programs, the contract terms for contracts currently in place typically include:

•	an initial term of at least five years;

•	ATM exclusivity at locations where we install an ATM and, in many cases, a right of first refusal for all other locations;

•	a requirement that the merchant provide a highly visible space for the ATM and signage;

•	protection for us against underperforming locations by permitting us to increase the withdrawal fee or remove ATM’s; and

•	provisions making the merchant's fee variable depending on the number of ATM transactions.

New contracts under our merchant-owned or rental arrangements typically include seven year terms with other terms similar to our full placement contracts, as well as the following additional terms:

•	provisions imposing an obligation on the merchant to ensure the ATM is operational at all times its store is open to the public; and

•	provisions that require a merchant to use its best efforts to have any purchaser of the merchant's store assume our contract.

We upgrade our ATM machines in compliance with ATM technology. All ATM machines we operate are upgraded with triple DES encryption, which is compliant with the ATM industry regulations. This upgrade reduces the number and frequency of service calls due to outages and other ATM related problems and, in turn, reduces the cost of maintaining each ATM machine. The smart technology allows us to determine on a preset time basis the operational status of the ATM. It also tells us which vault cash is low, and the number of times the ATM has been used, as well as other helpful information that helps us provide better service to our ATM using public.

Breach of contracts

Although our merchant-owned ATM customers have multi-year contracts with us for transaction processing services, due to competition, some of these customers may leave us for our competitors prior to the expiration of their contracts, or may not renew their contracts upon their expiration. Additionally, some merchants may sell or close their stores. When these events occur, we pursue these customers to continue to utilize our processing services with us or alternatively, in the event they terminate their relationship with us prior to the expiration of their contacts, we seek payment of damages under a breach of contract clause in our contracts.

Our ATM Network

General. ATM locations in our network are concentrated in upstate New York. The following lists the names and locations of ATM’s either owned and/or managed by us.

ATM’S OWNED BY FRESCA

LOCATION	NUMBER OF ATM’s
Bada Bing 234 Wolf Street Syracuse, NY 13208	1

Looker’s Inc. 1400 N. Salina Street Syracuse, NY 13208	1

Night Lights, Inc. 1735 N. Salina Street Syracuse, NY 13208	1

Inventory	1
Subtotal	4

ATM’S MANAGED BY FRESCA

LOCATION	NUMBER OF ATM’s
Burnet Deli 832 Burnet Avenue Syracuse, NY 13203	1

Downtown Smoke Shop 359 S. Salina Street Syracuse, NY 13202	1

Glen Haven, Inc. 7434 Fair Haven Road Homer, NY 13077	1

J. Dubs, Inc. 6735 Route 41 Homer, NY 13077	1

Lake St. Lanes 10 Lake Street New Berlin, NY 13411	1

Michael’s Beverage 1601 Bellevue Ave. Syracuse, NY 13204	1

Trapper’s Pub 5950 Butternut Dr. East Syracuse, NY 13507	1
Subtotal	7
TOTAL	11

The operation of the network involves the performance of many complementary tasks and services, including principally:

•	acquiring ATM’s for us or our customers;

•	selecting locations for ATM’s and entering into leases for access to those locations;

•	in the case of third party merchants, establishing relationships with them for processing transactions on their ATM’s;

•	establishing relationships with national and regional card organizations and credit card issuers to promote usage of ATM’s in the network;

•	processing transactions conducted on ATM’s;

•	supplying ATM’s with cash and monitoring cash levels for re-supply,;

•	monitoring ATM operations and managing the service needs of ATM’s; and

•	managing the collection of fees generated from the operation of the network.

ATM Locations. We believe that the profitable operation of an ATM is largely dependent upon its location. Thus, we devote significant effort to the selection of locations that will generate high cardholder utilization. Additionally, we believe the availability of attractive sites is a principal factor affecting our ability to achieve further market penetration. We attempt to identify locations in areas with high pedestrian counts where people need access to cash and where use of the ATM is convenient and secure. In addition, we believe such locations also provide a convenience to the retailer who may wish to avoid the financial exposure and added overhead of offering check-cashing services to their customers. Key target locations for our ATM’s include the following

•	convenience stores and combination convenience stores and gas stations,

•	regional retailers,

•	bars/clubs,

•	theaters, and

•	bowling alleys.

Our goal is to secure key locations in advance of our competitors as we believe cardholders generally establish a pattern of continued usage of a particular ATM. Further, we believe such patterned usage will continue unless there are frequent problems with the location, such as a machine being out of service.

We enter into leases for our ATM locations. The leases generally provide for the payment to the lessor of either a portion of the fees generated by use of the ATM or a fixed monthly rent. Most of our leases have a term of approximately five years with a five-year renewable terms. We generally have the right to terminate a lease if the ATM does not meet certain performance standards. The lessor generally has the right to terminate a lease before the end of the lease term if we breach the lease agreement or become the debtor in a bankruptcy proceeding.

Typical ATM Transaction. In a typical ATM transaction in our network, a debit or credit cardholder inserts a credit or debit card into an ATM to withdraw funds or obtain a balance inquiry. The transaction is routed from the ATM to a processing center at Meta Bank. First Data or Columbus Data by dedicated dial-up communication links. The processing center computers identify the card issuer by the bank identification number contained within the card's magnetic strip. The transaction is then switched to the local issuing bank or card organization (or its designated processor) for authorization. Once the authorization is received, the authorization message is routed back to the ATM and the transaction is completed.

Authorization of ATM transactions. Transactions processed on ATM’s in our network are the responsibility of the card issuer. We are not liable for dispensing cash in error if we receive a proper authorization message from a card issuer.

Transaction Volumes. We monitor the number of transactions that are made by cardholders on ATM’s in our network. The transaction volumes processed on any given ATM are affected by a number of factors, including location of the ATM, the amount of time the ATM has been installed at that location, and market demographics. Our experience is that the number of transactions on a newly installed ATM is initially very low and increases for a period of three to six months after installation as consumers become familiar with the location of the machine. We processed a total of 25,000 transactions in fiscal 2006 and 23,000 transactions on our network in fiscal 2005.

ATM transactions and revenues. During 2006, compared to 2005, the Company experienced no change in the average number of withdrawals and revenues per ATM.

Competition

Individuals seeking ATM-related services have a variety of choices at banking locations and within retail establishments. The convenience cash delivery and balance inquiry market is, and we expect it to remain, highly competitive due to the fact that there are few barriers to entry into the business. Our principal competition arises from other independent sales organizations, or ISOs, similar to the Company including Innovus, TRM Corp, IMS and Cardtronics. We also compete with numerous national and regional banks that operate ATM’s at their branches and at other non-branch locations. In addition, we believe that there will be continued consolidation in the ATM industry in the United States. Accordingly, new competitors may emerge and quickly acquire significant market share.

Competitive factors in our business include network availability and response time, price to both the card issuer and to our customers, and ATM locations. Our principal competitors are national ATM companies that have a dominant share of the market. These companies have greater sales, financial, production, distribution and marketing resources than ours.

We have identified the following additional categories of ATM network operators:

•
Financial Institutions. Banks have been traditional deployers of ATM’s, which have customarily been located at their banking facilities. In addition, the present trend is for many banks to place ATM’s in retail environments when the bank has an existing relationship with the retailer. This practice presents both a threat and an opportunity. It is a threat if the financial institution chooses to manage this program on its own, whereby it would limit the ATM locations available to us. On the other hand, it may be an opportunity if the financial institution chooses to outsource the management of this type of program to companies such as ours.

•	Credit Card Processors. Several of the credit card processors have diversified their business by taking advantage of existing relationships with merchants to place ATM’s at sites with those merchants.

•	Third Party Operators. This category includes data processing companies that have historically provided ATM services to financial institutions.

•	Companies that have the capability to provide both back office services and ATM management services.

•	Consolidators in the business such as TRM/E-Funds and Cardtronics/E-Trade.

Management believes that many of the above providers, with the exception of Cardtronics, deploy ATM’s to diversify their operations and that the operation of the ATM network provides a secondary income source to a primary business.

In April 1996, national debit and credit card organizations changed the rules applicable to their members to permit the imposition of surcharge/convenience fees. Since such time, there has been increased competition, both from existing ATM network operators and from new companies entering the industry. There can be no assurance that we will compete successfully with national ATM companies. A continued increase in competition could adversely affect our margins and may have a material adverse effect on our financial condition and results of operations.

ATM Network Technology

Most of the ATM’s in our network are manufactured by Triton and Tranax. Due to the wide range of advanced technology available, we are able to supply our customers with state-of-the-art ATM’s providing electronic features and reliability through sophisticated diagnostics and self-testing routines. The various machine types perform functions ranging from the basic routines, which include dispensing cash, displaying account information, and providing a receipt to the user, to more sophisticated routines such as dispensing stamps or coupons and providing advertising revenue through the use of monochrome or color monitor graphics. Many of our ATM’s are modular and upgradeable so we may adapt them to provide additional services in response to changing technology and consumer demand. Our field services staff tests each ATM prior to placing it in service.

Vault Cash

Currently we are using our own cash for three ATM’s in New York State. The vault cash is replenished periodically based upon cash withdrawals. For the remaining eight ATM’s in our network, such as merchant-owned ATM’s, ATM’s owned by other third party owners, the vault cash is replenished by such merchants or other third parties.

Significant Relationships

We have a limited number of regional customers. Ten of our 11 ATM’s are located at ten different merchants located in Onondaga County in upstate New York. Although, we do not rely on any single merchant for our revenues, our Company would suffer dramatically if a significant number of merchants decided to stop using our ATM’s.

Trademarks

We not have any trademarks.

Software Copyrights

We do not have any software copyrights.

Regulatory Matters

New York State

New York State has several acts and regulations which pertain to the ATM industry, including the New York Banking Law and the ATM Safety Act. The ATM Safety Act mandates and proscribes the following for banking institutions that operate one or more ATM’s within New York State: surveillance cameras, adequate lighting, locking devices for indoor ATMs to permit entry only to persons using a magnetic-strip plastic card of similar device, access and compliance with building codes to permit an unobstructed view of the interior of the ATM facility, reflective mirrors as necessary to permit a person entering an indoor ATM facility to view areas within such facility that are otherwise concealed to plain view, certain signage. Although we are not a “banking institution” as defined in the ATM Safety Act and are not required to comply with the requirements of the Act, if New York State determines that such requirements are to be extended to our business, it will have a material adverse effect on our margins and operations.

Surcharge Regulation. The imposition of surcharge fees is not currently subject to federal regulation. There have been various efforts in the United States and in New York State to ban or limit transaction fees. We are not aware of any existing bans or limits on transaction fees applicable to us. We cannot guarantee, however, that transaction fees will not be banned or limited in New York. Such a ban or limit could materially limit or reduce our ATM revenues.

Our ATM business is subject to government and industry regulations, which we describe below. This regulatory environment is subject to change and various proposals have been made which, if finalized, could affect our ATM operations. Our failure to comply with existing or future laws and regulations pertaining to our ATM business could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines.

Electronic Funds Transfer Act. The United States Electronic Funds Transfer Act, while directed principally at banks and other financial institutions, also has provisions that apply to us. In particular, the Act requires ATM operators who impose withdrawal fees to notify a customer of the withdrawal fee before the customer completes a withdrawal and incurs the fee. Notification must be made through signs placed at or on the ATM and by notification either on the ATM screen or through a print-out from the ATM. All of our ATM’s provide both types of notification.

Americans with Disabilities Act. The Americans with Disabilities Act, or the ADA, currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The United States Department of Justice is currently drafting new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity relating to disabled persons. We expect that these new guidelines will include provisions that will require our ATM’s to be more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads with selected Braille symbols, and ATM’s would be required to have process speech capabilities. These new guidelines would affect the manufacture of ATM equipment going forward and could require us to retire or upgrade many of the ATM’s we own, potentially at significant cost to us. This also applies to those merchant-owned ATM’s where we are not responsible for upgrade costs. The comment period on the proposed guidelines ended May 31, 2005. No guidelines have yet been promulgated. Should the guidelines proposed become final, new equipment in new locations will be required to comply with new accessibility requirements.

Anti-fraud Initiatives.   Because of reported instances of fraudulent use of ATM’s, legislation is pending that would require New York State or federal licensing and background checks of ATM operators. There are proposals pending in New York State, which would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises; other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.

Electronic Financial Transactions Network Regulations.   Electronic Financial Transactions Networks, or EFTN, has adopted extensive regulations that are applicable to various aspects of our operations. These regulations include the encryption standards described more fully below and limitations on the maximum amount of cash that can be withdrawn from each machine. As described in “Triple DES” below, we will need to convert our ATM’s to the new encryption standards by their compliance dates. With respect to all other EFTN regulations, we believe that we are in material compliance with the regulations that are currently in effect and, if any deficiencies were discovered, we would be able to correct them before they had a material adverse impact on our business.

Network Regulations. National and regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

Triple DES.   The Digital Encryption Standard, or DES, is the encryption standard that ATM’s use to encrypt the personal identification number that is transmitted to the processing agent during an ATM transaction. Due to concerns over the increased processing power of computers and their potential to decode the DES encryption, MasterCard International (MasterCard) and VISA have advised all ATM operators that any ATM using its network must be compliant with the more rigorous and secure Triple Data Encryptions Standard Compliance “Triple DES” standard.

Triple DES uses an enhanced encryption key pad residing in ATM’s and point-of-sale terminals that makes it far more difficult for even the fastest computers to determine all the possible algorithmic combinations used to scramble the consumer’s personal identification number (PIN). The use of Single DES keys, while effective for decades without any known security breaches by computer hackers, is now thought to be vulnerable to today's faster computer processors.

The nation's largest PIN-based debit network, Star, which is owned by First Data Corp., a company based in Omaha, Nebraska, mandated that after June 30, 2003, all new and replacement ATM’s must be capable of supporting Triple DES transactions. MasterCard required every new or replaced ATM to be Triple DES compliant by April 1, 2002 and that all ATM’s that are installed or to be installed must be Triple DES compliant by March 31, 2005. VISA had given the networks until December 31, 2005 to be Triple DES compliant. All of our ATM’s are equipped with Triple DES encryption. All new ATM’s that we purchase are Triple DES compliant.

Employees

At June 30, 2007, we do not have any full-time employees. Ms. Burton was our only employee. Ms. Burton spends approximately 30% of her time on our Company’s business.

Our employee is not represented by a labor union. We have not experienced work stoppages and consider our employee relations to be good. Our business is highly automated and we outsource specialized, repetitive functions such as cash delivery and security. As a result, our labor requirements for operation of the network are relatively modest and are centered on monitoring activities to ensure service quality and cash reconciliation and control.

DESCRIPTION OF PROPERTIES

The following is a description of our properties:

Location	Approximate Square Footage	Use
Liverpool, NY	750 sq. ft.	General office use; operations, accounting, and related administration.

Liverpool, NY	300 sq. ft.	General warehouse use, equipment storage, and maintenance operations.

We lease our general office and warehouse space in Liverpool, NY pursuant to a two year lease, dated July 1, 2007, with Mary Passalaqua, a principal stockholder and a former officer and director of the Company. Pursuant to the lease, the property can only be used for ATM ownership and management. Our rent is $2,400 per year payable $200 per month, subject to adjustment if the real estate taxes on the land and buildings, of which the leased properties are a part, are in excess of the amount of the real estate taxes thereon for the former fiscal year. We did not pay a security deposit. We are responsible for utilities for the leased properties and we may not sublet any portion of the property without the consent of Mary Passalaqua. The lease expires on June 30, 2009.

We believe the terms of the lease are fair, and the monthly lease rate is at or below the cost for comparable space.

In general, all facilities are in good condition and are operating at capacities that range from 80% to 100%. All facilities are leased under operating leases. In comparison to similar facilities in the area, we believe the terms of the lease are fair, and the monthly lease rate is at or below the cost for comparable space.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

We are required by the Chapter 78 of Title 7 of the Nevada Revised Statutes 2005 to maintain a resident agent in the State of Nevada. Our resident agent for this purpose is John Glushko located at 2900 S. Valley View Blvd., #7, Las Vegas, Nevada 89102. All legal process and any demand or notice authorized by law to be served upon us may be served upon our resident agent in the State of Nevada in the manner provided under the Nevada Revised Statutes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion together with "Selected Historical Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many factors, including the factors we describe under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Forward Looking Statements

Some of the information in this section contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Risk Factors."

Organization and Basis of Presentation

The Company was formed under the laws of the State of Nevada on December 29, 2003. On February 10, 2006, the Company entered into an asset purchase agreement with Cobalt Blue, LLC, a New York limited liability company, for the purchase of its ATM assets for a total purchase price of $10,000. Cobalt Blue, LLC is a privately held company and has been in existence since 2003. Prior to the acquisition, the Company had no operations and nominal assets. Therefore, the Results of Operations in this MD&A for the fiscal year ended December 31, 2005 reflect the business assets and operations purchased from Cobalt Blue, LLC.

Overview

We own and/or manage a total of 11 Automated Teller Machines, or ATM’s, located in Onondaga County in upstate New York. Ten of our 11 ATM’s are currently located various merchants in Onondaga County in upstate New York and one is stored in our warehouse.

Our revenues are principally derived from two types of fees which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network.

Surcharge/convenience fees are fees assessed directly to the consumer utilizing the ATM terminals owned by the Company. The surcharge/convenience fees assessed range from $1.50 to $4.00 based upon a cash withdrawal transaction from the ATM terminals.

Interchange fees are fees assessed directly to the card issuer of the consumer. The interchange fees are comprised of two fees: (1) an interchange fee ranging from approximately $0.40 to $0.55 based upon each cash withdrawal transaction; and (2) an interchange fee ranging from approximately $0.15 to $0.25 based upon an account inquiry by the consumer.

We compete in a fragmented industry in which no one firm has a significant market share and can strongly influence the industry outcome. Our industry is populated by a large number of financial institutions and Independent Sales Organizations, or ISOs, which deploy ATM’s. The industry we compete in is also characterized by essentially undifferentiated services.

Additionally, the industry in which we compete is showing increasing signs of being an industry in decline. Reasons for this market decline include:

•	Emergence of debit cards, “pay pass” machines and RFID as substitutes for cash in making purchases;

•	Increasing acceptance of debit cards by younger demographics; and

•	Market saturation of prime ATM locations in the U.S.

The demand for our ATM services is primarily a function of population growth and new business creation to serve that population growth.

Our business strategy to grow our business includes the following:

•	Acquiring additional ATM’s from borrowings or financings from private placement of our securities;

•	Continuing to search for profitable locations for the placement of our ATM’s; and

•	Grow our margins by conservatively hiring additional staff on as-needed basis.

Industry Trends

We have noted the following trends in the ATM industry which we expect to continue in the foreseeable future:

•
A consolidation in the banking industry, causing the number of financial institutions and different ATM networks to decline. Generally, users who use ATM’s affiliated with their banks are not charged surcharge fees. This consolidation and resulting proliferation of affiliated ATM’s is causing regional operators who charge surcharge fees, such as our Company, to lose current and potential customers, market share and revenue.

•	A marked increase in the acceptance and utilization of consumers and retailers ATM’s cards which can also be used as either a credit card or debit card.

•	Credit card processors diversifying their business by taking advantage of existing relationships with merchants to place ATM’s at sites with those merchants.

•	Number of retailers issuing their own in-store credit cards and offering their customers utilizing such retailer’s credit card with discounted merchandise.

•
An increase in and a growing public awareness of identity theft during the last couple of years which may cause potential customers to be weary of utilizing ATM machines not affiliated with regional or national banking institutions, including our ATM’s.

•	Companies that have the capability to provide both back office services and ATM management services.

•	Consolidators in the business such as TRM/E-Funds and Cardtronics/E-trade.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change, and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in our consolidated balance sheet, and the amounts of revenues and expenses reported for each of our fiscal periods, are affected by estimates and assumptions which are used for, but not limited to, the accounting for allowance for doubtful accounts, goodwill and intangible asset impairments, restructurings, inventory and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition Policies

The Company derives its primary revenue from the sources described below, which includes surcharge revenue and inter exchange revenue. Surcharge fees are added fees which the company charges the ATM user for dispensing cash. Inter exchange fees are fees charged between banks for transferring money. The Company receives a portion of those fees as income.

Surcharge/convenience fees are fees assessed directly to the consumer utilizing the ATM terminals owned by the Company. The surcharge/convenience fees assessed range from $1.50 to $4.00 based upon a cash withdrawal transaction from the ATM terminals.

Interchange fees are fees assessed directly to the card issuer of the consumer. The interchange fees are comprised of two fees: (1) an interchange fee ranging from approximately $0.40 to $0.55 based upon each cash withdrawal transaction; and (2) an interchange fee ranging from approximately $0.15 to $0.25 based upon an account inquiry by the consumer.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 provides guidance on the definition of fair value, methods to measure fair value, and expanded disclosures of fair value. SFAS No. 157 is effective as of the first interim or annual reporting period that begins after November 15, 2007. Accordingly, we will adopt SFAS No. 157 in its quarter ending March 31, 2008. We are currently evaluating the provisions of SFAS No. 157 and have not yet determined the impact, if any, that SFAS No. 157 will have on its financial statement presentation or disclosures.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and 2005:

Revenues

We had total revenue of $47,056 for the fiscal year ended December 31, 2006, compared to $56,428 for the fiscal year ended December 31, 2005. This decrease was due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations. Revenues consist of Inter Exchange Revenue and Surcharge Revenue. We had $6,105 of Inter Exchange Revenue for the fiscal year ended December 31, 2006, compared to $8,035 for the fiscal year ended December 31, 2005. This decrease is primarily due to a decreased amount of ATM transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations. For the fiscal year ended December 31, 2006, we had Surcharge Revenue of $40,951, compared to $48,393 for the fiscal year ended December 31, 2005. This decrease was primarily due to a decreased amount of ATM transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations.

Cost of Revenues

Our total cost of revenues increased from $16,534 to $17,659 in the fiscal years ended December 31, 2005 and 2006, respectively. This increase was primarily due to upgrading of ATM machines. Commissions, which consist of revenue paid to location owners, fell from $5,416 to $4,923 in the fiscal years ended December 31, 2005 and 2006 respectively. This decrease was primarily due to fewer ATM machines resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant. Armed Delivery, which is the cost of Brink’s Inc. loading ATM’s with rented vault cash which we borrow from banks at interest rates ranging between 8% to 10% per annum, fell from $3,363 to $2,922 in the fiscal years ended December 31, 2005 and 2006, respectively. The decrease was primarily due to fewer ATM’s resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant. ATM Phone Lines, which are telecommunication lines that communicate transactions through the ATM to the network, decreased from $1,119 to $943 in the fiscal years ended December 31, 2005 and 2006 respectively. This decrease was primarily due to fewer ATM’s resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant. ATM Supplies Repairs increased from $3,197 to $7,038 in the fiscal years ended December 2005 and 2006, respectively. This increase was primarily due to upgrading the ATM’s to be Triple DES Compliant.

Gross Profit

Gross profit as a percentage of revenue for the fiscal year ended December 31, 2006 and 2005 were approximately 62.5%, or $29,379, and approximately 70.7%, or $39,894, respectively. The decrease in the gross profit percentage was due to the decreased cost of revenues resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations.

Operating Expenses

Our total operating expenses for the fiscal years ended December 31, 2006 and 2005 were $16,071 and $10,862, respectively. This increase is primarily due to an increase in accounting and legal fees from $1,050 to $15,257 in the fiscal years ended December 31, 2005 and 2006, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future. The principal components of operating expenses are general and administrative expenses such as professional and legal fees, taxes.

Depreciation

Depreciation decreased for the fiscal year period ended December 31, 2006 to $1,833 from $3,439 for the same period in 2005. This decrease in depreciation expense was mainly due to a decrease in depreciable assets. We expect our ATM’s to have a useful life of approximately 20 years before they become obsolete and must be replaced or substantially overhauled.

Interest Expense

Interest expense, net, decreased for the fiscal year ended December 31, 2006 to $8,086 from $10,833 for the fiscal year ended December 31, 2005. This decrease was due to the sale of the Peter’s Grocery Stores and loss of two ATM’s for which we rented vault cash from banks to fill our ATM’s at interest rates ranging from 8% to 10% per annum.

Interest Income

Interest income decreased from $8,956 for the fiscal year ended December 31, 2005 to $2,040 for the fiscal year ended December 31, 2006. The decrease was mainly due to less revenue in 2006.

Net Income from Operations

We had net income of $7,280 for the fiscal year ended December 31, 2006 as compared to a net income before taxes of $27,155 for the fiscal year ended December 31, 2005. This decrease was due to a decrease in the number of ATM’s and increase in accounting and legal fees from $1,050 to $15,257 in the fiscal years ended December 31, 2005 and 2006, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future.

Comparison of Results of Operations for the Six Months Ended June 30, 2007 and 2006:

Revenues

We had total revenue of $8,540 for the six months ended June 30, 2007, compared to $21,678 for the six months ended June 30, 2006. Revenues consist of Inter Exchange Revenue and Surcharge Revenue. We had $1,449 of Inter Exchange Revenue for the six months ended June 30, 2007, compared to $2,946 for the six months ended June 30, 2006. This decrease was due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations. For the six months ended June 30, 2007, we had Surcharge Revenue of $7,091, compared to $18,732 for the six months ended June 30, 2006. This decrease was due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations.

Cost of Revenues

Our total cost of revenues decreased, from $7,514 to $1,913 in the six-month periods ended June 30, 2006 and 2007, respectively. This decrease was primarily due to fewer ATM’s. Commissions, which consist of payments to the location owners, fell from $2,237 to $938 in the six-month periods ending June 30, 2006 and 2007, respectively. This decrease was primarily due to fewer ATM’s. Armed Delivery, which is Brinks, Inc. loading ATM’s with rented vault cash which we borrow from banks at interest rates ranging between 8% to 10% per annum,, fell from $1,432 to $0 in the six-month periods ended June 30, 2006 and 2007, respectively. This decrease was primarily due to loss of machines resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant. ATM Phone Lines, which are telecommunication lines that communicate transactions through the ATM to the network, increased from $291 to $510 in the six-month periods ended June 30, 2006 and 2007, respectively. This increase was primarily due to having more lines. ATM Supplies Repairs fell from $2,721 to a credit of $525 in the six-month periods ended June 30. 2006 and 2007, respectively. This decrease was primarily due to previously completing upgrades on ATM equipment.

Gross Profit

Gross profit as a percentage of revenue for the six-month periods ended June 30, 2007 and 2006 were approximately 77.6%, or $6,627, and approximately 65.3%, or $14,164, respectively. The increase in the gross profit percentage was due to the decreased cost of revenues as discussed above.

Operating Expenses

Our total operating expenses for the six months June 30, 2007 and 2006 were $28,035 and $1,738, respectively. This increase is primarily due to an increase in accounting and legal fees from $1,346 to $27,134 in the six months ended June 30, 2006 and 2007, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future. The principal components of operating expenses are general and administrative expenses such as professional and legal fees, taxes.

Depreciation

Depreciation increased for the six-month period ended June 30, 2007 to $990 from $833 for the same period in 2006. This increase in depreciation expense was mainly due to an increase in depreciable assets. We expect our ATM’s to have a useful life of approximately 20 years before they become obsolete and must be replaced or substantially overhauled.

Interest Expense

Interest expense, net, decreased for the six-month period ended June 30, 2007 to $3 from $3,055 for the six-month period ended June 30, 2006. The decrease was mainly due to the payoff of a promissory note. On January 31, 2006, the Company borrowed $100,000 from Joseph C. Passalaqua evidenced by a promissory note in the principal amount of $100,000 bearing interest at the rate of 10% per annum and due on January 31, 2008. The loan was paid in full on December 11, 2006.

Other Income

Other income consists of the sale of inventory. Other income increased for the three-month period ended June 30, 2007 to $3,697 from $1,640 for the three-month period ended June 30, 2006. This increase was due to the sale of one of the two ATM’s which were removed from Peter’s Grocery Stores Peter’s Grocery Stores upon a change of control of ownership of such merchant. The ATM was later sold to another merchant and is currently managed by us.

Net Income (Loss) from Operations

We had net loss before taxes of $19,334 for the six months ended June 30, 2007 as compared to net income before taxes of $11,011 for the six-month period June 30, 2006. The net loss is due to a decrease in the number of ATM’s and an increase in accounting and legal fees from $1,346 to $27,134 in the six months ended June 30, 2006 and 2007, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future.

Comparison of Results of Operations for the Three Months Ended June 30, 2007 and 2006:

Revenues

We had total revenue of $4,706 for the three months ended June 30, 2007, compared to $13,843 for the three months ended June 30, 2006. Revenues consist of Inter Exchange Revenue and Surcharge Revenue. We had $774 of Inter Exchange Revenue for the three months ended June 30, 2007, compared to $1,867 for three months ended June 30, 2006. This decrease was due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations. For the six months ended June 30, 2007, we had Surcharge Revenue of $3,932, compared to $11,976 for the six months ended June 30, 2006. This decrease was due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and the increased use and acceptance of in store debit card transactions which makes it difficult to secure high revenue locations.

Cost of Revenues

Our total cost of revenues decreased from $5,045 to $1,663 in the three-month periods ended June 30, 2006 and 2007, respectively. This decrease was primarily due to fewer ATM’s. Commissions, which consist of payments to location owners, fell from $1,721 to $443 in the three-month periods ended June 30, 2006 and 2007, respectively. This decrease was primarily due to fewer ATM’s. Armed Delivery, which is Brinks loading ATM’s fell from $714 to $0 in the three-month periods ended June 30, 2006 and 2007, respectively. This decrease was primarily due to cancelled services. ATM Phone Lines decreased from $281 to $275 in the three-month periods ended June 30, 2006 and 2007, respectively. ATM Supplies Repairs fell from $1,829 to $455 in the three-month periods ended June 30, 2006 and 2007, respectively. This increase was primarily due to the previous upgrade of the machines.

Gross Profit

Gross profit as a percentage of revenue for the three-month periods ended June 30, 2007 and 2006 were approximately 64.7%, or $3,043, and approximately 63.6%, or $8,798, respectively. The increase in the gross profit percentage was due to the decreased cost of revenues as discussed above.

Operating Expenses

Our total operating expenses for the three months June 30, 2007 and 2006 were $19,869 and $1,125, respectively. This increase is primarily due to an increase in accounting and legal fees from $954 to $19,135 in the three months ended June 30, 2006 and 2007, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future. The principal components of operating expenses are general and administrative expenses such as professional and legal fees, taxes.

Depreciation

Depreciation decreased for the three-month period ended June 30, 2007 to $490 from $500 for the same period in 2006. This decrease in depreciation expense was mainly due to a decrease in depreciable assets. We expect our ATM’s to have a useful life of approximately 20 years before they become obsolete and must be replaced or substantially overhauled.

Interest Expense

Interest expense decreased for the three-month period ended June 30, 2007 to $0 from $3,056 for the three-month period ended June 30, 2006. The decrease was mainly due the payoff of a promissory note. On January 31, 2006, the Company borrowed $100,000 from Joseph C. Passalaqua evidenced by a promissory note in the principal amount of $100,000 bearing interest at the rate of 10% per annum and due on January 31, 2008. The loan was paid in full on December 11, 2006.

Other Income

Other income consists of the sale of inventory. Other income increased for the three-month period ended June 30, 2007 to $2,195 from $0 for the three-month period ended June 30, 2006. This increase was due to the sale of one of the two ATM’s which were removed from Peter’s Grocery Stores upon a change of control of ownership of such merchant. The ATM was later sold to another merchant and is currently managed by us.

Net Income (Loss) from Operations

We had net loss before taxes of $14,631 for the three months ended June 30, 2007 as compared to net income of $4,617, for the three-month period June 30, 2006. The decrease is due to a decrease in the number of ATM’s and an increase in accounting and legal fees from $954 to $19,135 in the three months ended June 30, 2006 and 2007, respectively, in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to finance the costs of our operations, to make capital expenditures.

As of December 31, 2006, we had $20,761 cash on hand, compared to $466,212 as of December 31, 2006. At June 30, 2007, we had $32,921 cash on hand, compared to $121,308 as of June 30, 2006. These decreases were due to fewer transactions resulting from the removal of two of our ATM’s from Peter’s Grocery Stores after a change in the ownership of such merchant and an increase in accounting and legal fees in our preparation to become a public company. We do not anticipate such fees to dramatically increase in the future.

We believe that our short-term and long-term liquidity requirements will be minimal and that we will be able to fund such requirements from our future results of operations. In addition, our principal stockholders have agreed to fund any liquidity requirements not met by our future results of operations.

We have funded our operations and investment activities from cash flow generated by operations and financing activities. Net cash provided by operating activities during the three-month period ended June 30, 2007 was $(20,340) compared to the net cash provided by continuing operating activities during the three-month period ended June 30, 2006 of $12,308.

Net cash provided by investing activities was $2,500 during six-month period ended June 30, 2007, mainly representing the proceeds received from the sale of equipment. This compares to net cash used in investing activities of $10,000 for the six-month period ended June 30, 2006, used mainly for the purchase of equipment.

Net cash used financial activities was $30,000 during six-month period ended June 30, 2007, mainly representing the proceeds from our private placement consummated in June 2007. This compares to net cash from financing activities of $119,000 for the six-month period ended June 30, 2006 due to the Company’s borrowing of $100,000 from Joseph C. Passalaqua.

Our expenses to date are largely due to an increase in accounting and legal fees in connection with our preparation to become a public company. Upon effectiveness of the Registration Statement on Form SB-2 of which this Prospectus is a part, we will be required to prepare and file periodic reports under the Securities Exchange Act of 1934, as amended, including but not limited to, quarterly reports on Form 10-QSB and annual reports on Form 10-KSB. The preparation and filing of such reports will necessitate additional accounting and legal fees.

We believe that our results of operations will provide us with the necessary funds to satisfy our liquidity needs for the next 12 months. To the extent they are not, however, our principal stockholders have agreed to fund our operations for the next twelve-month period and beyond.

Working Capital

As of June 30, 2007, we had total assets of $39,640 and total liabilities of $2,694, which results in working capital of $36,946 as compared to total assets of $30,548 and total liabilities of $4,268 resulting in a working capital of $26,280 as of June 30, 2006. We believe our current working capital is sufficient for our present requirements.

Impact of Inflation and Changing Prices

We were not impacted by inflation during the past two fiscal years in any material respect. Interest rate hikes have increased the rental cost of our vault cash. As the interest rates increase and vault cash costs increase, this will have a less favorable impact on our income.

DESCRIPTION OF PROPERTY

The following is a description of our properties:

Location	Approximate Square Footage	Use
Liverpool, NY	750 sq. ft.	General office use; operations, accounting, and related administration.

Liverpool, NY	300 sq. ft.	General warehouse use, equipment storage, and maintenance operations.

We lease our general office and warehouse space in Liverpool, NY pursuant to a two year lease, dated July 1, 2007, with Mary Passalaqua, a principal stockholder and a former officer and director of the Company. Pursuant to the lease, the property can only be used for ATM ownership and management. Our rent is $2,400 per year payable $200 per month, subject to adjustment if the real estate taxes on the land and buildings, of which the leased properties are a part, are in excess of the amount of the real estate taxes thereon for the former fiscal year. We did not pay a security deposit. We are responsible for utilities for the leased properties and we may not sublet any portion of the property without the consent of Mary Passalaqua. The lease expires on June 30, 2009.

We believe the terms of the lease are fair, and the monthly lease rate is at or below the cost for comparable space.

We believe the terms of the lease are fair, and the monthly lease rate is at or below the cost for comparable space.

In general, all facilities are in good condition and are operating at capacities that range from 80% to 100%. All facilities are leased under operating leases. In comparison to similar facilities in the area, we believe the terms of the lease are fair, and the monthly lease rate is at or below the cost for comparable space.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND CORPORATE GOVERNANCE

Described below are transactions, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets for the last three completed fiscal years, and in which any of our directors, nominee directors, executive officers, security holders who beneficially own 5% or more of our voting securities, and any member of the immediate family of any of the foregoing persons, had, or will have, a direct or indirect material interest. We believe that terms of each transaction below were comparable to those obtainable from unaffiliated third parties.

We lease our general office and warehouse space in Liverpool, NY pursuant to a two year lease, dated July 1, 2007, with Mary Passalaqua, a principal stockholder and a former officer and director of the Company. Pursuant to the lease, the property can only be used for ATM ownership and management. Our rent is $2,400 per year payable $200 per month, subject to adjustment if the real estate taxes on the land and buildings, of which the leased properties are a part, are in excess of the amount of the real estate taxes thereon for the former fiscal year. We did not pay a security deposit. We are responsible for utilities for the leased properties and we may not sublet any portion of the property without the consent of Mary Passalaqua. The lease expires on June 30, 2009.

On January 31, 2006, the Company borrowed $100,000 from Joseph C. Passalaqua evidenced by a promissory note in the principal amount of $100,000 bearing interest at the rate of 10% per annum and due on January 31, 2008. The loan was paid in full on December 11, 2006. Joseph C. Passalaqua is the husband of Mary Passalaqua, a principal stockholder of the Company and landlord of the Company’s properties. She is also the mother of Joseph J. Passalaqua, the mother-in-law of Stephanie Passalaqua and the sister-in-law of John F. Passalaqua, all of whom are Selling Stockholders. Mary Passalaqua is also a former officer and director of the Company. Her son, Joseph J. Passalaqua, is also a former officer and director of the Company.

Director Independence

None of our directors are deemed to be independent.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No Public Market for Common Stock

There is presently no public market for our common stock. We intend to request a registered broker-dealer to apply to have our common stock listed on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we can provide no assurance that our shares will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a suitably written statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, if our common stock becomes subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

As of the date of this prospectus, we have 46 registered stockholders.

Rule 144 Shares

Other than the shares being offered for resale by the Selling Stockholders named in this prospectus, none of shares of our common stock are available for resale to the public. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	One percent of the number of shares of the company's common stock then outstanding; or

2.	The average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

In connection with our private placement in June 2007, we had agreed to use our best efforts to file a registration statement, within 90 calendar days from the completion of the Offering, therein registering the shares of common stock held by the Selling Stockholders named in this prospectus. See “Selling Security Holders.”

Dividends

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

EXECUTIVE COMPENSATION

Management Compensation

We have not paid any salary, bonus or other compensation to Margaret A. Burton, our sole officer and director, since our inception. We presently have no compensation arrangements with Ms. Burton.

Stock Option Grants

No stock options or stock appreciation rights under any stock incentive plans or otherwise were granted to Ms. Burton since our inception.

Director Compensation

We do not currently pay, nor have we in the past, Ms. Burton, our sole officer and director, any salary or fees for her services. It is our policy to pay director expenses in attending board meetings. During the year ended December 31, 2006, Ms. Burton was not reimbursed for any director expenses.

FINANCIAL STATEMENTS

Our financial statements and notes thereto for the three and six month periods ended June 30, 2007 and for the fiscal year ended December 31, 2007 follow the signature page and are incorporated by reference herein.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of our company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving our company and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.

PART II

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statute (NRS) and our certificate of incorporation and bylaws contain provisions for indemnification of our officers and directors, and under certain circumstances, our employees and other persons. The bylaws require us to indemnify such persons to the fullest extent permitted by the NRS. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

We have no other indemnification provisions in our Certificate of Incorporation, Bylaws or otherwise specifically providing for indemnification of directors, officers and controlling persons against liability under the Securities Act.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Expenses(1)	US($)
SEC Registration Fee	$1
Transfer Agent Fees	$1,000
Accounting Fees and Expenses	$5,000
Legal Fees and Expenses	$30,000
Printers	$5,000
Miscellaneous	$1,000
Total	$42,001

(1) All amounts are estimates, other than the SEC's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be paid by the selling stockholders. The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

We completed a private placement of 120,000 shares of common stock in June 2007 at a purchase price of $0.25 per share which resulted in gross proceeds of $30,000.

We completed the private placement pursuant to Regulation D and Section 4(2) under the Securities Act. Each purchaser represented to us that they were either an “accredited investor” as in Rule 501 under Regulation D of the Securities Act. Each purchaser represented his intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation D. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 27. EXHIBITS

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation, dated December 29, 2003

3.1.1	Certificate of Amendment to Certificate of Incorporation, dated May 2, 2007

3.2	Bylaws

4.1	Form of Common Stock Certificate

5.1*	Legal Opinion of The Sourlis Law Firm

10.1	Asset Purchase Agreement, dated February 10, 2006, between Fresca Worldwide Trading Corporation and Cobalt Blue, LLC

10.2	Commercial Lease, dated July 1, 2007, between Mary Passalaqua, as Landlord, and Fresca Worldwide Trading Corp., as Tenant

23.1	Consent of Moore & Associates, Chartered, registered independent public auditors

23.2*	Consent of The Sourlis Law Firm (included in Exhibit 5.1)

* Previously filed as Exhibit 5.1 to the Registrant’s Registration Statement on Form SB-2 (File No.: 333-145882) and incorporated by reference herein.

ITEM 28.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

4.	That, for the purposes of determining any liability under the Securities Act to any purchaser:

(a)
Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) promulgated under the Securities Act shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

 SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Liverpool, state of New York on October 11, 2007.

FRESCA WORLDWIDE TRADING CORPORATION

By:	/s/ Margaret A. Burton
Margaret A. Burton President and Chief Executive Officer (Principal Executive Officer and Principal Financial Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Margaret A. Burton	Chief Executive Officer, President, Secretary and Director	October 11, 2007
Margaret A. Burton	(Principal Executive Officer and Principal Financial Officer)

Exhibit Index

Exhibit Number	Description of Exhibits
3.1	Articles of Incorporation, dated December 29, 2003

3.1.1	Certificate of Amendment to Articles of Incorporation, dated May 2, 2007

3.2	Bylaws

4.1	Form of Common Stock Certificate

10.1	Asset Purchase Agreement, dated February 10, 2006, between Fresca Worldwide Trading Corporation and Cobalt Blue, LLC

10.2	Commercial Lease, dated July 1, 2007, between Mary Passalaqua, as Landlord, and Fresca Worldwide Trading Corp., as Tenant

23.1	Consent of Moore & Associates, Chartered, registered independent public auditors

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Fresca Worldwide Trading Corp..

We have reviewed the accompanying balance sheet of Fresca Worldwide Trading Corp.. as of June 30, 2007 and 2006, and the related statements of operations, retained earnings, and cash flows for the six months then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States). All information included in these financial statements is the representation of the management of Fresca Worldwide Trading Corp..

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada
August 2, 2007

2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501

FRESCA WORLDWIDE TRADING, CORP.
BALANCE SHEETS

	(Unaudited)
	June 30,	December 31,
	2007	2006
CURRENT ASSETS
Cash and Cash Equivalents	$32,921	$20,761
Accounts Receivable	-	1,620

TOTAL CURRENT ASSETS	32,921	22,381

FIXED ASSETS
Equipment	9,375	10,000
Less: Accumulated Depreciation	(2,656)	(1,833)

Net Fixed Assets	6,719	8,167

TOTAL ASSETS	$39,640	$30,548

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$2,694	$4,268
Related Party Payable	-	-

TOTAL CURRENT LIABILITIES	2,694	4,268

TOTAL LIABILITIES	2,694	4,268

STOCKHOLDERS' EQUITY
Common Stock, .001 par value 100,000,000 shares authorized, 2,120,000 shares issued and outstanding at June 30, 2007 and 2,000,000 issued and outstanding at December 31, 2006	2,120	2,000
Additional Paid in Capital	46,880	17,000
Retained Earnings	(12,054)	7,280

TOTAL STOCKHOLDERS' EQUITY	36,946	26,280

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$39,640	$30,548

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF OPERATIONS

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	For The Three	For The Three	For The Six	For The Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
SALES
Inter Exchange Revenue	$774	$1,867	$1,449	$2,946
Surcharge Revenue	3,932	11,976	7,091	18,732
Total Sales	4,706	13,843	8,540	21,678

COST OF SALES
Commissions	443	1,721	938	2,237
Armed Delivery	-	714	-	1,432
ATM Phone Line	275	281	510	291
ATM Supplies Repairs	455	1,829	(525)	2,721
Depreciation	490	500	990	833
Total Cost of Sales	1,663	5,045	1,913	7,514

Gross Profit	3,043	8,798	6,627	14,164

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF OPERATIONS
(Continued)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	For The Three	For The Three	For The Six	For The Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
OPERATING EXPENSES
Professional Fees	$19,135	$954	$27,134	$1,346
NYS Corporation Tax	550	-	100	-
Office Expense	184	171	801	392
Total Operating Expenses	19,869	1,125	28,035	1,738

Operating Income (Loss)	(16,826)	7,673	(21,408)	12,426

OTHER INCOME (EXPENSE)
Other Income	2,195	-	3,697	1,640
Bad Debt	-	-	(1,620)	-
Interest Expense	-	(3,056)	(3)	(3,055)
Total Other Income (Expense)	2,195	(3,056)	2,074	(1,415)

NET INCOME(Loss)	$(14,631)	$4,617	$(19,334)	$11,011

Weighted Common Shares Outstanding	2,120,000	2,000,000	2,120,000	2,000,000

Net Income (Loss) per Common Share	$(0.01)	$0.00	$(0.01)	$0.01

(a) Less than $0.01 per share

The accompanying notes are an integral part of these financial statements.

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained	Total Stockholders
	Shares	Amount	Paid in Capital	Earnings	Equity

Balance as of February 10, 2006	2,000,000	2,000	17,000		19,000

Net Income	-	-	-	7,280	7,280

Balance at December 31, 2006	2,000,000	$2,000	$17,000	$7,280	26,280

Sale of Common Stock	120,000	120	29,880	-	30,000
Net Income	-	-	-	(19,334)	(19,334)

Balance at June 30, 2007	$2,120,000	$2,120	$46,880	$(12,054)	$36,946

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF CASH FLOWS

	(Unaudited)	(Unaudited)
	For The Six	For The Six
	Months Ended	Months Ended
	June 30,	June 30,
	2007	2006

Cash Flows From Operating Activities:
Net Income	$(19,334)	$11,011
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Gain on Sale of Equipment	(2,042)	0
Depreciation Expense	990	833
(Increase) Decrease in Accounts Receivables	1,620	(1,620)
Increase (Decrease) in Accounts Payable	(1,574)	2,084
Increase (Decrease) in Related Party Payable	-	-

Net cash provided by operating activities	(20,340)	12,308

Cash Flows From Investing Activities:
Proceeds from Sale of Equiment	2,500	-
Purchase of Equipment	-	(10,000)

Net cash used in investing activities	2,500	(10,000)

Cash Flows From Financing Activities:
Proceeds from Related Party	-	100,000
Distributions	-	19,000
Sale of Stock	30,000	-

Net cash provided by financing activities	30,000	119,000

Net Increase in cash	12,160	121,308

Cash - Beginning of Period	20,761	-

Cash - End of Period	$32,921	$121,308

Supplemental Disclosures of Cash Flow Information:
Cash Paid During Period The Period For:
Interest	$(3)	$(3,055)

FRESCA WORLDWIDE TRADING, CORP.

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

FRESCA WORLDWIDE TRADING, CORP. (the Company) is currently a provider of both privately owned and company owned automatic teller machines (ATM). The Company receives revenues from the collection of the surcharge revenues and inter exchange revenues.

Organization and Basis of Presentation

The Company was formed under the laws of the State of Nevada. On February 10, 2006, the Company entered into an asset purchase agreement with Cobalt Blue, LLC., a New York company, for the purchase of its ATM assets. Cobalt Blue, LLC. is operated as a privately held company and has been in existence since 2003.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company's ATM’s are located in New York State and usage of those ATM’s may be affected by economic conditions in those areas. The company has experienced about a 15% increase in revenue's, due to increased locations and improved economic conditions.

The Company maintains cash balances with a financial institution insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at December 31, 2006.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents for purposes of classification in the balance sheets and statement of cash flows. Cash and Cash equivalents consists of cash in bank (checking) accounts, CD, cash in ATM machines and money market.

FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost. Depreciation is calculated on a straight-line basis over the useful lives of the related assets, which range from five to seven years.

F-1

FRESCA WORLDWIDE TRADING, CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007

REVENUE RECOGNITION

The Company derives its primary revenue from the sources described below, which includes surcharge revenue and inter exchange revenue.
Surcharge fees are added fees which the company charges the ATM user for dispensing cash. Inter exchange fees are fees charged between banks for transferring money. The company receives a portion of those fees as income.

COMMON STOCK

During 2006, the Company issued 120,000 shares at $0.25 per share. The number of shares issued and outstanding at June 30, 2007 is 2,120,000. The number of shares issued and outstanding at December 31, 2006 is 2,000,000.

EARNINGS (LOSS) PER SHARE

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. There are no diluted shares outstanding.

F-2

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fresca Worldwide Trading Corp.
Liverpool, New York

We have audited the accompanying balance sheet of Fresca Worldwide Trading Corp. as of December 31, 2006, and the related statements of operations, stockholders’ equity and cash flows from inception February 10, 2006, through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresca Worldwide Trading Corp. as of December 31, 2006 and the results of its operations and its cash flows from inception February 10, 2006, through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
May 16, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7511 Fax (702) 253-7501

FRESCA WORLDWIDE TRADING, CORP.
BALANCE SHEETS

December 31,
2006
CURRENT ASSETS
Cash and Cash Equivalents	$20,761
Accounts Receivable	1,620

TOTAL CURRENT ASSETS	22,381

FIXED ASSETS
Equipment	10,000
Less: Accumulated Depreciation	(1,833)

Net Fixed Assets	8,167

TOTAL ASSETS	$30,548

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$4,268
Related Party Payable	-

TOTAL CURRENT LIABILITIES	4,268

TOTAL LIABILITIES	4,268

STOCKHOLDERS' EQUITY
Common Stock - .001 par value 50,000,000 shares authorized, 2,000,000 shares issued and outstanding.	-
Additional Paid in Capital	-
Retained Earnings	7,280

TOTAL STOCKHOLDERS' EQUITY	7,280

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,548

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF OPERATIONS

December 31,
2006
SALES
Inter Exchange Revenue	$6,105
Surcharge Revenue	40,951
Total Sales	47,056

COST OF SALES
Commissions	4,923
Armed Delivery	2,922
ATM Phone Line	943
ATM Supplies Repairs	7,038
Depreciation	1,833
Total Cost of Sales	17,659

Gross Profit	29,397

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF OPERATIONS
(Continued)

December 31,
2006
OPERATING EXPENSES
Professional Fees	$15,257
Office Expense	814
Total Operating Expenses	16,071

Operating Income (Loss)	13,326

OTHER INCOME (EXPENSE)
Other Income	2,040
Interest Expense	(8,086)
Total Other Income (Expense)	(6,046)

NET INCOME (Loss)	$7,280

Weighted Common Shares Outstanding	2,000,000

Net Income (Loss) per Common Share	$0.00

The accompanying notes are an integral part of these financial statements.

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained	Total Stockholders
	Shares	Amount	Paid in Capital	Earnings	Equity

Balance as of February 10, 2006	2,000,000	2,000	17,000		19,000
	-	-		-
Net Income	-	-	-	7,280	7,280

Balance at December 31, 2006	2,000,000	$2,000	$17,000	$7,280	26,280

FRESCA WORLDWIDE TRADING, CORP.
STATEMENT OF CASH FLOWS

December 31,
2006

Cash Flows From Operating Activities:
Net Income	$7,280
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation Expense	1,833
(Increase) Decrease in Accounts Receivables	(1,620)
Increase (Decrease) in Accounts Payable	4,268
Increase (Decrease) in Related Party Payable	-

Net cash provided by operating activities	11,761

Cash Flows From Investing Activities:
Purchase of Equipment	(10,000)

Net cash used in investing activities	(10,000)

Cash Flows From Financing Activities:
Issuance of Common Stock	2,000
Additional Paid in Capital	-

Net cash provided by financing activities	2,000

Net Increase in cash	3,761

Cash - Beginning of Period	-

Cash - End of Period	$3,761

Supplemental Disclosures of Cash Flow Information:
Cash Paid During Period The Period For:
Interest	$(8,086)

FRESCA WORLDWIDE TRADING, CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2006

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

FRESCA WORLDWIDE TRADING, CORP. (the Company) is currently a provider of both privately owned and company owned automatic teller machines (ATM). The Company receives revenues from the collection of the surcharge revenues and inter exchange revenues.

Organization and Basis of Presentation

The Company was formed under the laws of the State of Nevada. On February 10, 2006, the Company entered into an asset purchase agreement with Cobalt Blue, LLC., a New York company, for the purchase of its ATM assets. Cobalt Blue, LLC. is operated as a privately held company and has been in existence since 2003.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MANAGEMENT CERTIFICATION

The financial statements herein are certified by the officers of the Company to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America, consistently applied.

CONCENTRATIONS OF CREDIT RISK

The Company's ATM’s are located in New York State and usage of those ATM’s may be affected by economic conditions in those areas. The company has experienced about a 15% increase in revenue's, due to increased locations and improved economic conditions.

The Company maintains cash balances with a financial institution insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at December 31, 2006.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents for purposes of classification in the balance sheets and statement of cash flows. Cash and Cash equivalents consists of cash in bank (checking) accounts, CD, cash in ATM machines and money market.

FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost. Depreciation is calculated on a straight-line basis over the useful lives of the related assets, which range from five to seven years.

F-1

FRESCA WORLDWIDE TRADING, CORP.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2006

REVENUE RECOGNITION

The Company derives its primary revenue from the sources described below, which includes surcharge revenue and inter exchange revenue.
Surcharge fees are added fees which the company charges the ATM user for dispensing cash. Inter exchange fees are fees charged between banks for transferring money. The company receives a portion of those fees as income.

EARNINGS (LOSS) PER SHARE

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. There are no diluted shares outstanding.

F-2

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cobalt Blue LLC.
Liverpool, NY

We have audited the accompanying balance sheet of Cobalt Blue LLC. as of December 31, 2005 and 2004 and the related statements of operations, stockholders' equity and cash flows as of December 31,2005 and 2004 and years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our' audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit indudes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobalt Blue LLC. as of December 31, 2005 and 2004 and the results of its operations and its cash flows as of December 31, 2005 and 2004 and the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore &  Associate,C hartered

Moore & Associates Chartered
Las Vegas, Nevada
May 24, 2007

2675 S. Jones Blvd. Suite 109. Las Veaas. NV 89146 (702) 253-7511 Fax (702) 253-7501

Cobalt Blue, Inc
BALANCE SHEETS

	December 31,
	2005	2004
CURRENT ASSETS
Cash and Cash Equivalents	$466,212	$631,746
Loans Receivable	184,202	1,000

TOTAL CURRENT ASSETS	650,414	632,746

FIXED ASSETS
Equipment	19,889	16,654
Less: Accumulated Depreciation	(5,220)	(1,781)

Net Fixed Assets	14,669	14,873

TOTAL ASSETS	$665,083	$647,619

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$309	$-
Related Party Payable	101,500	101,500

TOTAL CURRENT LIABILITIES	101,809	101,500

TOTAL LIABILITIES	101,809	101,500

STOCKHOLDERS' EQUITY

Common Stock, .001 par value 50,000,000 shares authorized, 2,000,000 shares issued and outstanding at December 31, 2005 and 2004	2,000	2,000
Additional Paid in Capital	510,000	510,000
Retained Earnings	51,274	34,119

TOTAL STOCKHOLDERS' EQUITY	563,274	546,119

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$665,083	$647,619

Cobalt Blue, Inc
STATEMENT OF OPERATIONS

	For The Years Ended
	December 31,
	2005	2004
SALES
Inter Exchange Revenue	$8,035	$7,889
Surcharge Revenue	48,393	41,013
Total Sales	56,428	48,902

COST OF SALES
Commissions	5,416	5,123
Armed Delivery	3,363	3,887
ATM Phone Line	1,119	156
ATM Supplies Repairs	3,197	3,998
Depreciation	3,439	1,660
Total Cost of Sales	16,534	14,824

Gross Profit	39,894	34,078

Cobalt Blue, Inc
STATEMENT OF OPERATIONS
(Continued)

	For The Years Ended
	December 31,
	2005	2004
OPERATING EXPENSES
Incorporation	$100	$100
Telephone	-	776
Professional Fees	1,050	-
Consulting Expense	9,570	-
Office Expense	142	55
Total Operating Expenses	10,862	931

Operating Income (Loss)	29,032	33,147

OTHER INCOME (EXPENSE)
Interest Income	8,956	1,705
Loss on Sale of Equipment	-	-
Interest Expense	(10,833)	(10,037)
Total Other Income (Expense)	(1,877)	(8,332)

NET INCOME	$27,155	$24,815

Weighted Common Shares Outstanding	2,000,000	2,000,000

Net Loss per Common Share	$0.01	$0.01

The accompanying notes are an integral part of these financial statements.

Cobalt Blue, Inc
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained	Total Stockholders
	Shares	Amount	Paid in Capital	Earnings	Equity

Balance as of January 1, 2004	2,000,000	$2,000	$510,000	$9,304	$521,304

Net Income	-	-	-	24,815	24,815

Balance as of December 31, 2004	2,000,000	2,000	510,000	34,119	546,119

Distributions	-	-	-	(10,000)	(10,000)

Net Income	-	-	-	27,155	27,155

Balance as of December 31, 2005	2,000,000	2,000	510,000	51,274	563,274

Cobalt Blue, Inc
STATEMENT OF CASH FLOWS

	For The Years Ended December 31, 2005	For The Years Ended December 31, 2004

Cash Flows From Operating Activities:
Net Income	$27,155	$24,815
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Loss on Sale of Equipment	-	-
Depreciation Expense	3,439	1,660
(Increase) Decrease in Accounts Receivables	-	-
(Increase) Decrease in Loans Receivables	(183,202)	(1,000)
Increase (Decrease) in Accounts Payable	309	-
Increase (Decrease) in Related Party Payable	-	-

Net cash (used) by operating activities	(152,299)	25,475

Cash Flows From Investing Activities:
Proceeds of Equipment	-	-
Purchase of Equipment	(3,235)	(9,405)

Net cash (used) by investing activities	(3,235)	(9,405)

Cash Flows From Financing Activities:
Payment of Distributions	(10,000)	-
Common Stock		2,000
Proceeds of Paid in Capital	-	510,000

Net cash provided by financing activities	(10,000)	512,000

Net Increase (Decrease) in cash	(165,534)	528,070

Cash - Beginning of Period	631,746	103,676

Cash - End of Period	$466,212	$631,746

Supplemental Disclosures of Cash Flow Information:
Cash Paid During Period The Period For:
Interest	$(10,833)	$(10,037)

COBALT BLUE, INC.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

COBALT BLUE, INC. (the Company) is currently a provider of both privately owned and company owned automatic teller machines (ATM). The Company receives revenues from the collection of the surcharge revenues and inter exchange revenues.

Organization and Basis of Presentation

The Company was formed under the laws of the State of New York. On February 10, 2006, the Company entered into an asset purchase agreement with Fresca Worldwide Trading Corporation, a Nevada corporation, for the sale of its ATM assets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING BASIS

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Company's ATM’s are located in New York State and usage of those ATM’s may be affected by economic conditions in those areas. The company has experienced about a 15% increase in revenue's, due to increased locations and improved economic conditions.

The Company maintains cash balances with a financial institution insured by the Federal Deposit Insurance Corporation up to $100,000. There are no uninsured balances at December 31, 2005 and 2004.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents for purposes of classification in the balance sheets and statement of cash flows. Cash and Cash equivalents consists of cash in bank (checking) accounts, CD, cash in ATM machines and money market.

FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost. Depreciation is calculated on a straight-line basis over the useful lives of the related assets, which range from five to seven years.

REVENUE RECOGNITION

The Company derives its primary revenue from the sources described below, which includes surcharge revenue and inter exchange revenue. Surcharge fees are added fees which the company charges the ATM user for dispensing cash. Inter exchange fees are fees charged between banks for transferring money. The company receives a portion of those fees as income.

F-1

COBALT BLUE, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

EARNINGS (LOSS) PER SHARE

The basic earnings (loss) per share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. There are no diluted shares outstanding.

NOTE 2. LOANS RECEIVABLE

Loans Receivable consists of advances to shareholders at December 31:

	2005	2004
Loans Receivable	$182,942	$1,000

	$182,942	$1,000

NOTE 3. NOTE PAYABLE – RELATED PARTY

A related party has loaned the Company two lump sum amounts of $512,000 and $101,500 as of both December 31, 2004 and 2005. These loans specify no repayment schedule, and the $512,000 bears no interest rate, while the $101,500 bears interest at 10% and both are unsecured. During the years ended 2005 and 2004, there have been no repayments on these demand loans.

NOTE 4. SUBSEQUENT EVENTS

On February 10, 2006 the Company sold its ATM assets to Fresca Worldwide Trading Corporation.

F-2